Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

RADIATION THERAPY SERVICES INTERNATIONAL, INC.

MEDICAL DEVELOPERS, LLC

LISDEY S.A.

ALEJANDRO DOSORETZ

AND

BERNARDO DOSORETZ

Effective as of 12:01 a.m. of January 1st, 2009

TABLE OF CONTENTS

1.	Definitions	2

2.	Transaction	7

3.	Closing	13

4.	Representations and Warranties of Seller, Owners and the Companies	13

5.	Representations and Warranties of Buyer	24

6.	Pre-Closing Covenants	25

7.	Conditions Precedent	27

8.	Delivery of Documents	28

9.	Indemnification	30

10.	Non-Compete and Non-Solicitation	31

11.	Disclosure of Information	32

12.	Survival	33

13.	Further Assurances	33

14.	Miscellaneous	34

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT

MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”), effective as of 12:01 a.m. of January 1st, 2009, by and among Radiation Therapy Services International, Inc., a Delaware corporation (the “Buyer”); Medical Developers, LLC, a Florida limited liability company (the “Company”); Lisdey S.A., a Uruguay corporation (“Seller”); Alejandro Dosoretz, an individual and citizen of the Republic of Argentina (“Alex” and, with respect to the sale of Clínica de Radioterapia La Asunción S.A., “Seller” together with Lisdey S.A.); Bernardo Dosoretz, an individual and citizen of the Republic of Argentina (“Bernardo” and, together with Alex, each individually an “Owner” and, collectively, the “Owners”); and Claudia Elena Kaplan Browntein de Dosoretz, an individual and citizen of the Republic of Argentina who is the spouse of Alex; and Zulema Zina Levin de Dosoretz, an individual and citizen of the Republic of Argentina who is the spouse of Bernardo (collectively, the “Spouses”). Buyer, Seller, Owners, Spouses, and the Company shall be individually referred to in this Agreement as a “Party” and, collectively, as the “Parties”.

RECITALS

A.       The Company and its Subsidiaries are engaged in the business (the “Business”) of owning and operating, either individually or together with other individuals or entities not Affiliated with the Company and its Subsidiaries, radiation therapy facilities located in Argentina, Costa Rica, El Salvador, Guatemala, Dominican Republic, and Mexico, each of which is listed in Schedule A to this Agreement (collectively, the “Facilities”).

B.       Seller owns all of the outstanding membership interests of the Company and Owners, in the aggregate, own all of the outstanding capital stock of Seller. The Company’s ownership interests in its respective Subsidiaries is described in Schedule 4.9 of the Disclosure Schedule.

C.       This Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, thirty three percent (33%) of the outstanding membership interests of the Company (the “Purchased Interest”) in return for cash.

D.       Contemporaneously with the consummation of the purchase by Buyer of the Purchased Interest (a) Buyer will be admitted to the Company as a member of the Company in accordance with the Company’s Operating Agreement, dated as of the Closing Date (the “Operating Agreement”); (b) Seller and Owners will grant an option to Buyer to Purchase additional Equity Interests in the Companies; and (c) Alex will enter into an Employment Agreement with Vidt Centro Médico S.A.

E.        The Spouses join this Agreement solely to confirm their consent to the Transactions and the resultant disposition of Seller’s property, as may be required by applicable Law.

NOW, THEREFORE, in consideration of the promises and the representations, warranties, covenants, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.        Definitions. As used in this Agreement, the following defined words and terms shall have the definitions and meanings indicated below:

“Accountants” shall mean, at any given time, the accounting firm then auditing the Companies’ books and records, subject to the approval of Buyer, from time to time.

“Action” means any action, litigation, suit, claim (including claims for deficiency, overpayment, or refunds), appeal, plea, charge, complaint, demand, arbitration, mediation, hearing, proceeding, or Governmental or Regulatory Authority investigation, audit, inquiry, assessment, or similar event or occurrence, including, without limitation, demand or directive letters or correspondence, or notice regarding any of the above.

“Adjusted Purchase Price” is defined in Section 2.2(b).

“Affiliate” shall mean, as to any “Person” (as hereinafter defined), any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract (including through the exercise of rights under administrative services agreements, and transition agreement and stock pledges) or otherwise.

“Agreement” means this Membership Interest Purchase Agreement, the Schedules, the Exhibits, and the Disclosure Schedule, and the certificates and certifications delivered in accordance herewith, as the same are amended from time to time.

“Benefit Plan” means any pension, profit-sharing, savings, bonus, incentive or deferred compensation, severance pay, medical, life insurance, welfare, or other employee benefit plans, together with all related trusts, insurance and annuity contracts, funding media and related agreements and arrangements related thereto, established, managed or administered by the Companies, or any predecessor, existing at the Closing Date or prior thereto, or to which any of the Companies contribute or have contributed or which the Companies sponsor, maintain, or to which the Companies are otherwise legally bound.

“Business” has the meaning ascribed to it in the recitals of this Agreement.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

“Closing” is defined in Section 3.

“Closing Date” is defined in Section 3.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as interpreted or as otherwise modified by the rules and regulations issued thereunder, in each case as in effect from time to time, with any references to specific sections of the Code construed also to refer to any predecessor or successor sections thereof.

“Companies” means the Company and each of its Subsidiaries.

“Competing Business” is defined in Section 10.l(a).

“Computer Licenses” is defined in Section 4.22.

“Computer Software” is defined in Section 4.22.

“Confidential Information” is defined in Section 11.1.

“Control” of a Person shall mean the power, whether direct or indirect, to direct or cause the direction of the management and policies of such Person whether through the ownership of Equity Interests, by contract or agreement or otherwise.

“Designated Representatives” is defined in Section 11.1.

“Disclosure Schedule” means the record delivered to Buyer by Seller herewith and dated as of the date hereof (as may be supplemented or updated in accordance with Section 6.8) and attached hereto, containing all lists, descriptions, exceptions, and other information and materials as are required to be included therein by Seller pursuant to this Agreement.

“Due Date” is defined in Section 9.4.

“Earn-up Payment” is defined in Section 2.4(a).

“EBITDA” means with respect to the Companies on a consolidated basis, or any individual Subsidiary where applicable under the terms of this Agreement, the earnings of such entity or entities before interest, income tax, depreciation, and amortization, determined in accordance with GAAP consistently applied, calculated in each instance called for under this Agreement in U.S. dollars by converting all non-U.S. currencies into U.S. dollars at the exchange rates published by the Wall Street Journal (either in print or on its website) as of 11:59 p.m. Eastern Standard Time on the last Business Day prior to date upon which the calculation is required to be made pursuant to the terms of this Agreement.

“Employment Agreement” is defined in Section 8.2(f) hereof.

“Equity Interests” shall mean, with respect to any Person, any capital stock or other equity interests issued by such Person (including, membership interests, partnership interests or other ownership or proprietary interests or the right to share in the earnings of such Person), and includes any options, warrants or other securities or rights issued by such Person that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity interests of such Person.

“Exercise Notice” is defined in Section 2.5(e).

“Facilities” is defined in the Recitals to this Agreement.

“Final Subsidiary Ownership Percentage” is defined in Section 2.5(a).

“First Year” is defined in Section 2.4(a).

“Final Closing Date EBITDA” is defined in Section 2.2(b).

“Financial Statements” is defined in Section 4.10.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental or Regulatory Authority” shall mean any (a) court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the Republic of Argentina, the United States of America, the Republic of Guatemala, the Dominican Republic, the Republic of Mexico, the Republic of Costa Rica, the Republic of El Salvador, and the Oriental Republic of Uruguay, and any other foreign country or any domestic or foreign state, county, city or other political subdivision of any kind; or (b) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal.

“Guadalajara Facility” is defined in Section 2.4(a).

“Hazardous Substance” shall include, without limitation, gasoline, oil and other petroleum products, explosives, radioactive materials, and related and similar materials, and any other substance or material defined as a hazardous, toxic or polluting substance or material by any Laws, including asbestos and asbestos-containing materials.

“Indebtedness” with respect to any Person means all obligations of such Person (a) for borrowed money or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letters of credit), (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables incurred in the ordinary course of business), (d) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, or (e) all guarantees by such Person.

“Indemnifying Party” is defined in Section 9.3.

“Indemnitee” is defined in Section 9.3.

“Interim Date” is defined in Section 4.11.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to any Person, (a) the actual knowledge of such Person (including the actual knowledge of the officers, directors, managers, and advisors of such Person if an entity); and (b) the knowledge which reasonably would have been acquired by such Person, in each case after such Persons have made due and diligent inquiry as to the matters which are the subject of the statements which are “known” or made to the “knowledge” of any Person.

“Law” means all statutes, laws, rules, regulations, ordinances, Orders, and other pronouncements having the effect of law of the Republic of Argentina, any other country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Liens” means all claims, mortgages, pledges, liens, charges, security interests, restrictions, easements, liabilities, claims, encumbrances or adverse interests of every nature whatsoever.

“Leased Real Property” is defined in Section 4.27(b).

“Losses” is defined in Section 9.1.

“Material Agreements” is defined in Section 4.18(a).

“New Projects” means the radiation oncology facilities under construction described in Section 2.4(c).

“New Projects’ Estimated Costs” means the investments made by Seller in connection with the New Projects as of the Closing, as stated in Section 2.4(c).

“Option” is defined in Section 2.5(a).

“Option Period” is defined in Section 2.5(c).

“Option Purchase Price” is defined in Section 2.5(d).

“Option Purchase Price Adjustment” is defined in Section 2.6.

“Option EBITDA Determination” is defined in Section 2.5(e).

“Order” means any writ, judgment, decree, injunction or similar order or ruling of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company or any of its Subsidiaries.

“Owned Vehicles” means all vehicles owned by the Company or any of its Subsidiaries.

“Permits” means all licenses, certificates, variances, certifications, permits, approvals, franchises, notices, and authorizations to do business issued by any Governmental or Regulatory Authority.

“Payor Programs” is defined in Section 4.20.

“Person” means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, limited liability partnership, business trust, business organization, joint stock company, trust, association, joint venture, or other entity or enterprise of whatever nature, or Governmental or Regulatory Authority.

“Preliminary EBITDA” is defined in Section 2.2(a).

“Purchased Interest” is defined in the Recitals to this Agreement.

“Provisional Purchase Price” is defined in Section 2.2(a).

“Purchase Price Adjustment Period” is defined in Section 2.6.

“Reimbursement Agreements” is defined in Section 4.19.

“Seller Consents” means all consents, approvals, notifications, or authorizations of, or filings with, any Governmental or Regulatory Authority or any other Person that are required to be obtained by Seller and Owners in connection with the execution and delivery of this Agreement and the consummation of the Transactions.

“Seller Representative” means Mr. Alejandro Dosoretz whom Seller hereby irrevocably authorizes and empowers to act and represent it in connection with certain acts and declarations expressly mentioned in this Agreement.

“Service Area” is defined in Section 10.1(a).

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any tax return, declaration, report, claim for refund, or information return or statement relating to Taxes arising, accruing, or for which an obligation to file exists, which shall be filed with any and all appropriate taxing authorities, revenue collection authorities, and such other appropriate Governmental or Regulatory Authority.

“Transactions” means the transactions contemplated by this Agreement and each of the other Transaction Documents.

“Transaction Documents” means this Agreement, the Operating Agreement, the Employment Agreement, and all other agreements and instruments as shall be necessary to effect the Transactions.

“Working Capital” means, in respect of the Companies, the sum of current assets minus current liabilities, calculated in accordance with GAAP.

“Working Capital Target” is defined in Section 2.3.

2.        Transaction.

2.1       Sale and Purchase.

(a)         Subject to and upon satisfaction or waiver of the terms and conditions of this Agreement, at the Closing (as defined in Section 3 herein), Seller shall sell, transfer and convey to Buyer, and Buyer shall purchase from Seller, all right, title and interest in and to the Purchased Interest, free and clear of any and all Liens.

(b)        The Purchased Interest is sold and delivered to Buyer from Seller in the form of a single indivisible unit and includes all voting and financial rights pertaining thereto, including, without implying any restriction whatsoever, the right to dividends in shares, in kind or in cash, as well as the rights and actions arising from the capitalizations of reserves, reassessments, capital adjustments, and contributions of all kinds resulting from the Purchased Interest to which Seller is entitled from the Companies as of the Closing Date for any cause or reason.

2.2       Provisional Purchase Price.

(a)         Subject to the potential adjustments described in Sections 2.2(b), 2.6 and 2.7 below, as consideration for the sale, assignment, conveyance, transfer, and delivery of the Purchased Interest, Buyer shall pay to Seller an amount equal to nine million five hundred and ninety seven thousand eight hundred and fifty U.S. dollars ($9,597,850) (such amount, the “Provisional Purchase Price”), which Provisional Purchase Price shall be payable within 14 days as of Closing by wire transfer of immediately available funds to such account(s) as Seller shall designate in writing not less than five (5) days in advance. The Provisional Purchase Price has been calculated in accordance with Schedule 2.2(a) of the Disclosure Schedule, based on the combined EBITDA of the Companies for the twelve month period ending on June 30, 2008 (the “Preliminary EBITDA”).

(b)        The Provisional Purchase Price will be adjusted by substituting the Preliminary EBITDA with the combined EBITDA for the Companies as of the twelve (12) month period ending on December 31, 2008 (the “Final Closing Date EBITDA”). The Final Closing Date EBITDA will be inserted into the formula used to determine the Provisional Purchase Price set forth in Schedule 2.2(a) of the Disclosure Schedule (plus/less the appropriate adjustments to the provisional and agreed adjustments as shown in Schedule 2.2(a) of the Disclosure Schedule) and the resulting amount shall be the “Adjusted Purchase Price.” If the Adjusted Purchase Price is more than the Provisional Purchase Price, Buyer shall pay such difference to Seller; and if the Adjusted Purchase Price is less than the Provisional Purchase Price, Seller shall pay such difference to Buyer. Payment of the aforementioned difference shall be made as set forth in Section 2.8.

(c)         Seller shall prepare a provisional Final Closing Date EBITDA as per Schedule 2.2(a) of the Disclosure Schedule based upon the financial statements of the Companies as of December 31, 2008 duly audited by the Accountants. Seller shall deliver such provisional Final Closing Date EBITDA to Buyer for review no later than ninety (90) days of the Closing Date. Upon receipt, Buyer may request its advisors to analyze the books and records of the Companies in any manner that Buyer or its advisors deem reasonably necessary and prepare a report containing Buyer’s detailed observations and estimates, if any, on such provisional Final Closing Date EBITDA (the “Final Closing Date EBITDA Determination”). A copy of the Final Closing Date EBITDA Determination shall be delivered by Buyer to Seller Representative as soon as available.

(i)            If Seller Representative disagrees with the Final Closing Date EBITDA Determination, he will provide written notice to Buyer promptly (but not later than thirty (30) days after the delivery of such Final Closing Date EBITDA Determination) of any exceptions thereto (in reasonable detail describing the nature of the disagreement asserted). If Seller Representative does not object the proposed Final Closing Date EBITDA Determination within thirty (30) days after receiving same, both Buyer and Seller shall be deemed to accept the same. If Seller Representative and Buyer reconcile their differences, the Final Closing Date EBITDA Determination shall be adjusted accordingly and shall thereupon become binding, final and conclusive upon all of the Parties. If Seller Representative and Buyer are unable to reconcile their differences in writing within twenty (20) days after written notice of exceptions is delivered by Seller Representative, then (y) the undisputed portion of the Final Closing Date EBITDA Determination (if any) shall be final and binding upon the Parties and (z) Buyer and Seller Representative shall jointly select an accounting firm from among the four (4) largest accounting firms in the United States in terms of gross revenues (the “Accountant Arbitrator”). The Accountant Arbitrator shall resolve all remaining issues within thirty (30) business days from its designation (or such longer period as Seller Representative and Buyer may agree). The Accountant Arbitrator shall be instructed to and must limit its determination(s) only to the remaining disputed items and shall make its determinations based upon the consistent application of the accounting methods and practices of the Companies or the applicable Subsidiary, as applicable. All determinations by the Accountant Arbitrator shall be final and binding upon the Parties for purposes of this Section 2.2(c)(i), absent fraud or manifest error.

(ii)           The Accountant Arbitrator shall determine the Party (i.e., Buyer or Seller, as the case may be) whose asserted position as to the amount of Final Closing Date EBITDA is furthest from the final determination of disputed item(s) made by the Accountant Arbitrator, which non-prevailing Party shall pay the reasonable fees and expenses of the Accountant Arbitrator.

(iii)          The method and procedure for calculating “EBITDA” for any and all purposes required under this Agreement is described in Schedule 2.2(c)(iii) of the Disclosure Schedule.

2.3       Agreement Concerning Working Capital. The Seller and Owners shall cause the Companies to maintain Working Capital on hand at the Closing Date for an amount of one million four hundred thousand U.S. dollars ($1,400,000) (the “Working Capital Target”) To the extent that the amount of Working Capital of the Companies on hand as of the Closing Date is in excess of the Working Capital Target, Seller shall for a period of six (6) months after the Closing Date be permitted to distribute cash from the Companies to reduce the amount of Working Capital on hand to the Working Capital Target, at no cost for the Companies. Seller shall provide Buyer with advance written notice of when and how cash will be distributed from the Companies to accomplish the intent of the preceding sentence. Seller and Owners hereby, jointly and severally, represent and warrant to Buyer that no Working Capital additional to the Working Capital Target will be required by the Companies within four (4) months following the Closing, otherwise they shall lend any shortfall amount to the Companies at no interest and to be reimbursed upon the Companies’ having excess cash for such reimbursement. Seller and Owners hereby, jointly and severally, also represent and warrant to Buyer that, in addition to the Working Capital Target, they shall cause the Companies to maintain as of December 31, 2008, current assets in an amount necessary to cover any and all non-current liabilities, and that any shortfall shall be assumed by Seller and Owners at no cost for the Companies.

2.4       Guadalajara Earn-Up and New Projects.

(a)         In addition to the Provisional Purchase Price, Seller shall also be eligible to receive a payment (the “Earn-up Payment”) equal to five times (5x) the EBITDA for the Subsidiary that owns the Facility under construction in Guadalajara, Mexico (the “Guadalajara Facility”), calculated as of the one (1) year anniversary of the Closing Date for the trailing twelve (12) month period (the “First Year”), with such sum further multiplied by nineteen percent (19%), and then reduced by the amount of expenses reimbursed by Buyer to Seller for the construction of the Guadalajara Facility in accordance with Schedule 2.2(a) of the Disclosure Schedule. The Earn-up Payment, if payable in accordance with the preceding sentence, shall be made no later than sixty (60) days following the one (1) year anniversary of the Closing Date.

(b)        The EBITDA determination for the Guadalajara Facility for the First Year shall be prepared by Seller and reviewed by Buyer using the same procedure and methods described in Section 2.2(c) above. To the extent that Seller Representative disagrees with the EBITDA calculation for the Guadalajara Facility for the First Year, the dispute resolution mechanism described in Section 2.2(c) above shall also apply.

(c)         In addition to the foregoing, Seller shall also be eligible to receive a payment equal to nineteen percent (19%) of the New Project’s Estimated Costs of the New Projects detailed in Schedule 2.4(c) of the Disclosure Schedule, in accordance with Schedule 2.2(a) of the Disclosure Schedule.

2.5       Option to Purchase Additional Interests in the Company.

(a)         Seller and Owners each grant to Buyer, or its designated Affiliate, an irrevocable option (the “Option”) to purchase (i) from Seller, all of the Equity Interests of the Company owned by Seller after giving effect to the sale of the Purchased Interest hereunder, such that Buyer will own all of the outstanding Equity Interests of the Company upon exercise of the Option, (ii) from Seller, Owners and/or any of their respective Affiliates, Equity Interests in the Subsidiaries held directly by Seller, Owners and/or any of their respective Affiliates (other than the Company), that when combined with all of the Equity Interests of the Subsidiaries owned by the Company, will equal the percentages set forth in Schedule 2.5(a) of the Disclosure Schedule, and (iii) from Alex, Equity Interest in Clínica de Radioterapia La Asunción S.A. that when combined with all of the Equity Interests of such Subsidiary owned by Buyer, will equal 80% of the Equity Interest in Clínica de Radioterapia La Asunción S.A. (collectively, the “Final Subsidiary Ownership Percentage”). The Final Subsidiary Ownership Percentage set forth in Schedule 2.5(a) of the Disclosure Schedule can only increase following the Closing Date by virtue of Seller, Owners and/or any of their respective Affiliates acquiring additional Equity Interests in such Subsidiaries from other minority owners following the Closing Date, but in no event can such Final Subsidiary Ownership Percentage decrease from what is set forth in Schedule 2.5(a) of the Disclosure Schedule without the prior written consent of Buyer. Furthermore, Seller and Owners acknowledge and agree that Buyer may, in its sole discretion, exercise the Option in two (2) steps, such that Buyer first acquires the remaining Equity Interests of the Company and then immediately thereafter causes the Company to acquire additional Equity Interests in the Subsidiaries as contemplated by clause (ii) above, in order to consolidate ownership of the Subsidiaries in the Company.

(b)        During the Option Period, Seller and Owners shall not sell, convey, assign, transfer, hypothecate, pledge, or otherwise encumber or dispose of any Equity Interests in the Companies, other than to Buyer in accordance with the terms of this Section 2.5. In furtherance of the foregoing, Seller and Owners shall note the foregoing restriction in the stock ledgers and on the stock certificates of the Subsidiaries and execute and deliver to Buyer within thirty (30) days as of Closing such documents and certificates as Buyer and its counsel deem necessary to effect a pledge under applicable Law of the Equity Interests owned by Seller and Owners that are subject to the Option and which are necessary for Buyer to achieve the Final Subsidiary Percentage upon exercise of such Option (the “Pledge Agreements”). The Pledge Agreements will remain in effect for the duration of the Option Period. If Buyer does not exercise the Option during the Option Period, the Pledge Agreements shall terminate and Buyer shall execute any and all documents and certificates deemed necessary by Seller, Owners and their counsel to cancel such pledge arrangement under applicable Law.

(c)         Buyer may exercise the Option any time after the Closing Date and until the four (4) year anniversary of the Closing Date (the “Option Period”). If Buyer fails to exercise the Option during the Option Period the Option shall terminate and be of no further force and effect.

(d)        The purchase price for the Equity Interests acquired upon exercise by Buyer of the Option shall be equal to six and one half times (6.5x) the combined EBITDA of the Companies and any Subsidiaries subject to the Option exercise for the trailing twelve (12) month period ending on the last day of the month immediately preceding the month in which Buyer exercises the Option, with such EBITDA calculation for the Company and each applicable Subsidiary multiplied by the specific percentage of Equity Interests to be acquired by Buyer from the Company and each Subsidiary in such Option exercise transaction (the “Option Purchase Price”).

As an example, if Buyer exercises the Option to purchase the remaining 67% of the Equity Interests of the Company owned by Seller after the Closing Date, and the Option EBITDA Determination (as defined below) for the Company is $1,000,000.00, the Option Purchase Price would be $4,355,000.00, calculated as follows: $1,000,000.00 x 6.5 = $6,500,000.00. $6,500,000.00 x 67% = $4,355,000.00.

Additionally, if after giving effect to the previous example, Buyer must still acquire 20% of the Equity Interests of a specific Subsidiary directly from Owners or one of their Affiliates to achieve the Final Subsidiary Ownership Percentage, and the Option EBITDA Determination of such Subsidiary is $10,000.00, the Option Purchase Price for such Equity Interests would be $13,000.00, calculated as follows: $10,000.00 x 6.5 = $65,000.00. $65,000.00 x 20% = $13,000.00.

(e)         The Option may be exercised at any time during the Option Period, by presentation to Seller and Owners of written notice advising Seller and Owners of the election by Buyer to purchase the applicable Equity Interests (the “Exercise Notice”). Within thirty (30) days of the delivery of the Exercise Notice, Buyer - by itself and/or through its advisors - shall analyze the books and records of the Companies, and/or any applicable Subsidiary, in any manner that Buyer deems reasonably necessary to prepare a report containing an unaudited statement of income of such entity or entities for the applicable twelve (12) month period, prepared in accordance with GAAP, setting forth the calculation of EBITDA for the applicable period (the “Option EBITDA Determination”) A copy of each such Option EBITDA Determination shall be delivered by Buyer to Seller Representative as soon as available. If Seller Representative disagrees with any Option EBITDA Determination, the dispute resolution process described in Section 2.2(c) above shall apply.

(f)         Within fifteen (15) days of the final determination of the Option EBITDA Determination, the Parties shall execute a definitive purchase agreement in the form attached to this Agreement as Exhibit 2.5(f) to formalize the purchase and sale of the Equity Interests subject to the, Option exercise. Buyer shall deliver the Option Purchase Price to Seller.

Owners and/ or their Affiliates, as applicable, in cash or other immediately available funds upon the closing of such definitive purchase agreement.

(g)        Seller and Owners hereby, jointly and severally, represent and warrant to Buyer that upon Buyer’s exercise of the Option, they will cause the necessary Equity Interest in Clínica de Radioterapia La Asunción S.A. to be transferred to Alex for Alex to be able to duly honor the Option granted hereinabove.

2.6       Purchase Price Adjustment After Option Exercise. Notwithstanding any provision of this Agreement to the contrary, if at any time prior to the second (2nd) anniversary of the Closing Date (the “Purchase Price Adjustment Period”) Buyer exercises the Option and closes a transaction to purchase additional Equity Interests in the Companies, the Provisional Purchase Price for the Purchased Interest paid on the Closing Date shall be re-calculated (a) based on a multiple of Final Closing Date EBITDA equal to six and one half times (6.5x), rather than the multiple of five times (5x) used to calculate the Provisional Purchase Price on the Closing Date, and (b) by using in such Final Closing Date EBITDA calculation the applicable exchange rates to convert non-U.S. dollars into U.S. dollars as published by the Wall Street Journal (either in print of on its website) as of 11:59 p.m. Eastern Standard Time on the last Business Day prior to the closing of the Option exercise transaction. Therefore, the formula used to determine the Provisional Purchase Price set forth in Schedule 2.2(a) of the Disclosure Schedule shall be modified by replacing “five times (5x)” with “six and one half times (6.5x)” and the positive difference between the product of such calculation and the Provisional Purchase Price shall be the “Option Purchase Price Adjustment”. The Option Purchase Price Adjustment is in recognition of the fact that upon the exercise of the Option, Buyer will Control all Companies. Such Option Purchase Price Adjustment shall be paid to Seller in cash or other immediately available funds within thirty (30) days of the closing of the Option exercise in accordance with Section 2.5(e) above.

2.7       Provisional Purchase Price Adjustment for Currency Fluctuations. Notwithstanding any provision of this Agreement to the contrary, on September 30, 2009 (the “FX Adjustment Date”), the Provisional Purchase Price will be further adjusted by recalculating the Final Closing Date EBITDA corresponding to the Companies located in Argentina (the “Argentine Companies”) in accordance with the procedures detailed in Schedule 2.7 of the Disclosure Schedule (the “Argentine Final Closing Date EBITDA”). Payment of the aforementioned adjustment shall be made as set forth in Section 2.8.

2.8       Payment of adjustments. Payment of the adjustments - if any - provided for in Sections 2.2(b) and 2.7 shall be made by the pertinent Party (Buyer or Seller) within fifteen (15) days following the date of the final determination of the last of the adjustments.

2.9       Agreement Concerning Owned Real Property and Owned Vehicles. With respect to the Owned Real Property listed in Schedule 4.27(a) of the Disclosure Schedule and the Owned Vehicles listed in Schedule 4.27(c) of the Disclosure Schedule, Buyer acknowledges and agrees that the Companies may transfer ownership of such Owned Real Property and Owned Vehicles to a Person Affiliated with Owners within ninety (90) days as of the Closing Date, at no cost for the Companies. Contemporaneously with such Transfer, the applicable Companies will enter into long term leases to occupy such Owned Real Property, copies of which leases are attached to this Agreement as Exhibit 2.9. The calculation of the Provisional Purchase Price described in Schedule 2.2(a) of the Disclosure Schedule takes into account the foregoing transfer by reducing the Preliminary EBITDA and Final Closing Date EBITDA by one times (lx) the aggregate annual occupancy costs the Companies will pay to occupy such Owned Real Property following such Transfer.

3.        Closing. The closing of the Transaction (the “Closing”) shall take place simultaneously with the execution of this Agreement, at the time the last signature is affixed by the Parties. The date on which the Closing takes place is referred to herein as the “Closing Date.”

4.        Representations and Warranties of Seller, Owners and the Companies. In order to induce Buyer to enter in this Agreement and to consummate the transactions contemplated by this Agreement, Seller and each Owner hereby, jointly and severally, represent and warrant to Buyer as of the date hereof:

4.1       Organization of Seller. Seller is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or other formation.

4.2       Authorization of Transaction. Seller and Owners have full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform his or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller and Owners, enforceable in accordance with its terms and conditions. Seller and Owners need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental or Regulatory Agency in order to consummate the Transactions. The execution, delivery, and performance of this Agreement and all other Transaction Documents hereby have been duly authorized by Seller and Owners.

4.3       Non-Contravention as to Seller and Owners. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Law or Order to which Seller or any Owner is subject, or any provision of Seller’s charter, bylaws, or other governing documents, (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or any Owner is a party or by which he or it is bound or to which any of his or its assets are subject, or (c) result in the imposition or creation of a Lien upon or with respect to the Purchased Interest.

4.4       Brokers’ Fees. Neither Seller, Owners nor the Company or any Subsidiary has any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

4.5       Purchased Interest. Seller holds of record and owns beneficially the number of Purchased Interests set forth next to its name in Schedule 4.5 of the Disclosure Schedule, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any of the Purchased Interest or any Equity Interest of any Subsidiary. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the Purchased Interest or any Equity Interest of any Subsidiary.

4.6       Organization, Qualification and Authority. Each of the Company and its Subsidiaries are limited liability companies or corporations duly organized, validly existing, and in good standing under the laws of the jurisdiction of their formation or incorporation. Each of the Company and its Subsidiaries are duly authorized to conduct business and are in good standing under the Laws of each country and jurisdiction where such qualification is required. Each of the Company and its Subsidiaries are duly qualified and registered under applicable Law in each country where they operate or hold Equity Interests in a local company. Each of the Company and of its Subsidiaries have full corporate or limited liability company power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which they are engaged and to own and use the properties owned and used by them. Schedule 4.6 of the Disclosure Schedule lists the directors and officers (or their equivalent) of the Company and each of its Subsidiaries. Seller agrees, within sixty (60) days as of Closing, to cause shareholders’ meetings for the Company and all Subsidiaries to be held to ascertain the officers and directors and mutually agree with Buyer to new panels; provided that if the Parties should not agree on the new panels, then the officers/directors will be limited to Alex, Jorge Friedman, Eduardo Chehtman and - if applicable - to local minority shareholders. Seller has delivered to Buyer correct and complete copies of the charter and bylaws or other formation and organizational documents for each of the Company and its Subsidiaries (as amended to date). The minute books (containing the records of meetings of the members, stockholders, the board of directors, and the managers, or any committee thereof), and the stock certificate or membership interest books for each of the Company and its Subsidiaries are correct and complete. Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its charter or bylaws or other organizational documents.

4.7       Capitalization of Seller and the Company. All of the outstanding Equity Interests of Seller are owned by Owners as set forth on Schedule 4.7 of the Disclosure Schedule. All of the outstanding Equity Interests of the Company are owned by Seller. All of the Purchased Interests have been duly authorized, are validly issued and fully paid, and are held of record by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its Equity Interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, capital contributions on account of future issuance of shares, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the Equity Interests of the Company.

4.8       Title to the Assets. The Companies have good and valid title to, or enforceable leasehold interests in or valid rights under contract to use, all the properties and assets owned or used by the Companies (personal, tangible and intangible), including, without limitation (a) all the properties and assets reflected in the Financial Statements, and (b) all the properties and assets purchased or otherwise contracted for by the Companies since December 31, 2007 (except for properties and assets reflected in the Financial Statements or acquired or otherwise contracted for since the Financial Statements Date that have been sold or otherwise disposed of in the ordinary course of business), in each case free and clear of all Liens, except for Liens set forth on Schedule 4.8 of the Disclosure Schedule. The property, plant and equipment of the Companies, whether owned or otherwise contracted for, are in a state of good maintenance and repair and are adequate and suitable in all material respects for the purposes for which they are presently being used.

4.9       Subsidiaries. Schedule 4.9 of the Disclosure Schedule sets forth for each Subsidiary of the Company (a) its name, jurisdiction of incorporation, jurisdiction of domicile and registration, (b) the number and description of authorized Equity Interests, (c) the number of issued and outstanding Equity Interests, the names of the holders thereof, and the number and description of Equity Interests held by each such holder, and (d) the number of Equity Interests held in treasury (if any). All of the issued and outstanding Equity Interests of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and non-assessable. The Company or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding Equity Interests of each Subsidiary that are listed on Schedule 4.9 of the Disclosure Schedule, free and clear of any restrictions on transfer (other than restrictions under the applicable Law), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any of the Company and its Subsidiaries to sell, transfer, or otherwise dispose of any Equity Interests of any of its Subsidiaries or that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its own Equity Interests. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any Equity Interests of any Subsidiary of the Company, Except for the Subsidiaries set forth in Schedule 4.9 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person. Bexmond S.A. is currently dormant, and the Parties shall mutually decide whether it shall be operative or dissolved and liquidated.

4.10     Financial Statements. Seller has delivered to Buyer copies of (a) the last three audited financial statements of the Company and each of its Subsidiaries, and (b) unaudited financial statements of the Company and each of its Subsidiaries for the 6 month period ended June 30, 2008 (collectively, the “Financial Statements”). Except for the variations expressly noted in Schedule 4.10 of the Disclosure Schedule, all of the Financial Statements have been prepared from the financial records of the Company in accordance with GAAP throughout the periods covered thereby, present fairly the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods, are correct and complete, and are consistent with the books and records of the Company and its Subsidiaries (which books and records are correct and complete). The Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein, and include all adjustments necessary for such fair presentation.

4.11     Absence of Certain Changes. Except as specifically set forth on Schedule 4.11 of the Disclosure Schedule, since the respective last delivered audited Financial Statements

(the “Interim Date”) neither the Company nor any of its Subsidiaries have: (a) incurred any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business; (b) permitted any of their assets to be subjected to any Lien; (c) sold, transferred or otherwise disposed of any assets except in the ordinary course of business; (d) made any capital expenditure or commitment therefor which, individually or in the aggregate, exceeded $25,000; (e) declared or paid any dividends or made any distributions on any of their Equity Interests, or redeemed, purchased or otherwise acquired any of their Equity Interests or any Option, or other right to purchase or acquire any of their Equity Interests; (f) made any bonus or profit sharing distribution; (g) increased or prepaid their Indebtedness, except current borrowings under bank credit lines listed on Schedule 4.13 of the Disclosure Schedule in the ordinary course of business, or made any loan to any Person; (h) written down the value of any work-in-process, or written off as uncollectible any notes or accounts receivable, except write-downs and write-offs in the ordinary course of business, none of which, individually or in the aggregate, is material to the Companies; (i) granted any increase in the rate of wages, salaries, bonuses or other remuneration of (A) any employee who, whether as a result of such increase or prior thereto, receives aggregate compensation from the Companies at an annual rate of $25,000 or more, or (B) except in the ordinary course of business, of any other employee; (j) canceled or waived any claims or rights of material value; (k) made any change in any method of accounting procedures; (1) otherwise conducted the Business or entered into any transaction, except in the usual and ordinary manner and in the ordinary course of their business; (m) entered into, amended or terminated any Material Agreements; (n) entered into, renewed, extended or modified any lease for real property, or, except in the ordinary course of business, any lease of personal property; (o) agreed, whether or not in writing, to do any of the foregoing (except for transactions contemplated by this Agreement); or (p) experienced or incurred any material and adverse effect on their assets, liabilities, prospects, results of operation, business or condition (financial or otherwise).

4.12     Certain Payments. Neither Seller nor any of the Companies, or, to the Knowledge of Seller or Owners, any officer, authorized agent, employee, consultant or any other Person, while acting on behalf of the Companies, has, directly or indirectly used any Companies funds for any unlawful contribution, gift or other expense relating to political activity; made any. unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; or made any false or fictitious entry on its books or records; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment to any Person, private or public, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained. The Companies have not participated in any illegal boycott or other similar illegal practices affecting any of their actual or potential customers.

4.13     Non-Contravention as to the Companies; Required Consents.

(a)         Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Law or Order to which the Company or any of its Subsidiaries is subject, or any provision the charter, bylaws, or other governing documents of the Company or any of its Subsidiaries, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets are subject.

(b)        No consents, approvals or authorizations of, or filings with, any Governmental or Regulatory Authority or any other Person are required to be obtained by the Company or any Subsidiary in connection with the execution and delivery of this Agreement and the consummation of the Transactions, except for the required consents set forth in Schedule 4.13(b) of the Disclosure Schedule.

4.14     Legal Matters. Except as set forth in Schedule 4.14 of the Disclosure Schedule, there are no suits, actions, claims, investigations, administrative proceedings or other proceedings, criminal, civil, or quasi civil, pending or threatened by or against the any Seller, the Company or any of its Subsidiaries. Seller and Owners have no Knowledge of any facts or circumstances that could reasonably be expected to give rise to any claim, investigation, administrative proceeding or other proceeding, criminal, civil, or quasi civil that would be required to be disclosed under this Section 4.14.

4.15     Compliance with Applicable Law.

(a)         General. Except as set forth on Schedule 4.15(a) of the Disclosure Schedule, none of Seller, Owners, or any of the Companies, is in default under any, and Seller, Owners and the Companies have each complied with all Laws and Orders applicable to Seller, Owners and the Companies, including, without limitation, (i) all Laws and Orders related or incident to the licensure, credentialing and certification of providers of radiation therapy, physicians and health professionals, (ii) health and safety matters, (iii) employment and labor laws, and (iv) health laws and regulations. Seller and Owners do not have any Knowledge of any basis for assertion of any violation of the foregoing or for any claim for compensation or damages or otherwise arising out of any violation of the foregoing. None of Seller, Owners, or any of the Companies have received any notification of any asserted present or past failure to comply with any of the foregoing that has not been satisfactorily responded to in the time period required thereunder.

(b)        Permits. Set forth in Schedule 4.15(b) of the Disclosure Schedule is a complete and accurate list of all licenses, certificates, permits, approvals, franchises, notices and authorizations issued by any Governmental Agency (collectively, the “Permits”), held by the Company and each of its Subsidiaries that relate to the operation of the Facilities and the Business. The Permits set forth in Schedule 4.15(b) of the Disclosure Schedule are all the Permits required for the operation of the Facilities and the conduct of the Business in its current form. All the Permits set forth in Schedule 4.15(b) of the Disclosure Schedule are in full force and effect. Neither Seller, Owners nor any of the Companies has engaged in any activity that would cause or permit revocation or suspension of any Permit, and no action or proceeding seeking to or contemplating the revocation or suspension of any Permit is pending or threatened. There are no existing defaults or events of default or events or state of facts which, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary under any Permit. Seller and Owners have no Knowledge of any default or claimed or purported or alleged default or state of facts which with notice or lapse of time or both would constitute a default on the part of any party in the performance of any obligation to be performed or paid by any party under any Permit. Except as set forth in Schedule 4.15(b) of the Disclosure Schedule, the consummation of the Transactions will in no way affect the continuation, validity or the effectiveness of the Permits or require the consent of any Person.

(c)         Privacy and Security. All information or data collected by the Companies from their patients, or acquired by the Companies about consumers, including personally identifiable information and aggregate or anonymous information (collectively, “PII”), has been collected, has been and is being used and has been and is being held in compliance with all Laws and Orders of any Governmental or Regulatory Authority. The Companies have stored and maintained PII in a secure manner, using commercially reasonable technical measures, to assure the integrity and security of the data and to prevent loss, alteration, corruption, misuse and unauthorized access to PII. The Companies destroyed or otherwise rendered irretrievable any records, whether electronic or paper-based, containing PII that the Companies sought to dispose of in the ordinary course of business. All third party access to PII has been subject to written confidentiality requirements. There has been no unauthorized access to or disclosure of PII. The transfer of PII hereunder complies with all applicable Laws and Orders relating to such transfer and with the Privacy Policy, contracts and other obligations in regard to PII. The Companies have not received any claims, notices or complaints regarding its information practices and processing of PII.

4.16     Taxes. The Company and each of its Subsidiaries have filed or caused to be filed on a timely basis all federal, state, local, foreign and other tax returns, reports and declarations (collectively, “Tax Returns”) required to be filed by the Company and each of its Subsidiaries prior to the Closing Date. All Tax Returns filed by or on behalf of the Companies are true, complete and correct in all respects. The Companies have paid all Taxes due and payable with respect to the periods covered by such Tax Returns (as reflected thereon). There are no Tax liens on any of the properties or assets, real, personal or mixed, tangible or intangible, of the Companies. The Companies have not incurred any Tax liability (including, without limitation, related to stamp Taxes) other than in the ordinary course of business. No deficiency in Taxes for any period has been asserted by any taxing authority which remains unpaid at the date hereof (the results of any settlement being set forth on Schedule 4.16 of the Disclosure Schedule), and no written inquiries or notices have been received by the Company or any of its Subsidiaries from any taxing authority with respect to possible claims for Taxes. Seller and Owners have no reason to believe that such an inquiry or notice is pending or threatened or that there is a basis for any additional claims or assessments for Taxes. None of the Companies have agreed to the extension of the statute of limitations with respect to any Tax Return or Tax period.

4.17     Environmental Matters.

(a)         Except as set forth in Schedule 4.17 of the Disclosure Schedule, no Hazardous Substance is present or at any time has been stored, treated, released, disposed of or discharged on, about, from or affecting the Facilities during the period of any ownership, lease or occupancy thereof by the Companies, in any material amounts, except for products that have been used, maintained and disposed of in compliance with all applicable laws, rules and regulations and all applicable manufacturer instructions, and Seller have no Knowledge of any liability that is based upon or related to any environmental condition, and there is no reasonable basis for any such liability arising.

(b)        Except as set forth on Schedule 4.17 of the Disclosure Schedule, the Companies have not, nor to the Knowledge of Seller or Owners, has any prior or current owner, tenant or occupant of any part of the Facilities, received (i) any notification or advice from or given or been required to have given any report or notice to any Governmental or Regulatory Authority or any other Person whatsoever involving the use, management, handling, transport, treatment, generation, storage, spill, escape, seepage, leakage, spillage, emission, release, discharge, remediation or clean-up of any Hazardous Substance on or about any of the Facilities or caused by the Companies or any Affiliate thereof, or (ii) any complaint, order, citation or notice with regard to a Hazardous Substance or any other environmental health or safely matter affecting the Facilities, or any business or operations conducted thereat under any applicable Law.

4.18     Agreements.

(a)         Schedule 4.18 of the Disclosure Schedule contains a true, complete and accurate list of the following contracts and other agreements to which the Company or any Subsidiary is a party, or by or to which the Company’s or any of its Subsidiaries’ assets or properties are bound or subject (in each case, whether written or oral and including all amendments thereto, collectively, the “Material Agreements”):

(i)            any agreement for the purchase or sale of materials, supplies, equipment, inventory, or services involving consideration in excess of $25,000.00;

(ii)           any agreement (or group of related agreements) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness, or any capitalized lease obligation, in excess of $25,000.00, or under which it has imposed a Lien on any of its assets, tangible or intangible;

(iii)          are contracts for the grant to any Person of any preferential rights to purchase any of Seller’s assets or properties;

(iv)         are leases of real or personal property with respect to the Business, which provide for lease payments in excess of $25,000.00 per year;

(v)          any agreement with Seller and its Affiliates (other than the Company and its Subsidiaries);

(vi)         any agreement concerning confidentiality or noncompetition;

(vii)        any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing gross annual compensation in excess of $50,000.00 or providing severance benefits;

(viii)       any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the ordinary course of business;

(ix)          any collective bargaining agreement;

(x)           any agreement concerning a partnership or joint venture;

(xi)          any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees; and

(xii)         any agreements that are otherwise material to the Business which do not fit into one of the aforementioned categories.

(b)        Seller has delivered to Buyer a correct and complete copy of each written Material Agreement (as amended to date) and a written summary setting forth the terms and conditions of each oral Material Agreement. With respect to each such Material Agreement: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect; (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Transactions; (iii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iv) no party has repudiated any provision of the agreement.

4.19     Third Party Reimbursement. Except as set forth on Schedule 4.19 of the Disclosure Schedule, complete copies of all third party reimbursement agreements relating to the operation of the Business (the “Reimbursement Agreements”) that are currently in force have been delivered to Buyer prior to the execution of this Agreement. There are no facts or circumstances that could result in (a) the cancellation or non-renewal of any Reimbursement Agreement (except to the extent provided in a termination “without cause” provision); or (b) any retroactive adjustment by any payor under any Reimbursement Agreement.

4.20     Inspections and Investigations. Except as set forth and described in Schedule 4.20 of the Disclosure Schedule: (a) no right of the Company nor any of its Subsidiaries, nor the right of any licensed professional or other individual employed by or under contract with the Company or any of its Subsidiaries to receive reimbursements pursuant to any government program or private non-governmental program under which the Company or any of its Subsidiaries directly or indirectly receives payments (“Payor Programs”) related to the Business has been terminated or otherwise adversely affected as a result of any investigation or action whether by any Governmental or Regulatory Authority or other third party; (b) none of Seller, Owners, or any of the Companies has, during the past five (5) years, been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental or Regulatory Authority, trade association, professional review organization, accrediting organization or certifying agency based upon any alleged improper activity nor has any Seller, the Company or any of its Subsidiaries received any notice of deficiency during the past five (5) years in connection with the operations of the Business; and (c) there are not presently any noticed outstanding deficiencies or work orders related to the Business of any Governmental or Regulatory Authority having jurisdiction over the Companies or the Business or requiring conformity to any applicable agreement, statute, regulation, ordinance or bylaw, including but not limited to, the Payor Programs. Attached as part of Schedule 4.20 of the Disclosure Schedule are copies of all reports, correspondence, notices, and other documents relating to any matter described or referenced therein.

4.21     Rates and Reimbursement Appeals. None of Seller, the Company or any of its Subsidiaries has any reimbursement or payment rate appeals, disputes or contested positions currently pending before any Governmental or Regulatory Authority or any administrator of any Payor Programs with respect to the Business.

4.22     Licenses. The Companies do not produce or distribute any product, nor perform any service, under a proprietary license granted by another entity and has not licensed its rights in any current or planned products, designs or services to any other entities. The Companies have the right to use all computer software, including all property rights constituting part of that computer software, used in connection with the Business (the “Computer Software”). A list of all written licenses pertaining to the Computer Software (other than over-the-counter “shrink-wrap” software licenses) is set forth in Schedule 4.22 of the Disclosure Schedule attached hereto (the “Computer Licenses”). The Computer Licenses are valid and enforceable by the Companies and the use of the Computer Software and the Computer Licenses do not infringe upon or conflict with the rights of any third party. The Companies have not granted any licenses to use the Computer Software or any sub-licenses with respect to any of the Computer Licenses.

4.23     Insurance. The Companies maintain insurance policies as set forth in Schedule 4.23 of the Disclosure Schedule. Such policies are in full force and effect and all premiums due thereon prior to or on the Closing Date have been paid in full. The Companies shall maintain all such policies through the Closing Date. The Companies have complied with all the provisions of such policies. A complete list and brief description of the insurance policies, including limits of coverage, maintained by the Companies in connection with the Business is set forth in Schedule 4.23 of the Disclosure Schedule. There are no notices of any pending or threatened termination or premium increases with respect to any of such policies. Except as set forth on Schedule 4.23 of the Disclosure Schedule, the Companies have not had any casualty loss or occurrence that may give rise to any claim of any kind not covered by insurance and Seller and Owners have no Knowledge of any occurrence which may give rise to any claim of any kind not covered by insurance. Except as set forth on Schedule 4.23 of the Disclosure Schedule, no third party has filed any claim against the Companies for personal injury or property damage of a kind for which liability insurance is generally available which is not covered by the Companies’ insurance policies. All claims against the Companies that are covered by insurance have been reported to the insurance carrier on a timely basis.

4.24     Intellectual Property. Set forth in Schedule 4.24 of the Disclosure Schedule is a list and brief description of all of the patents, registered and common law trademarks, service marks, trade names, copyrights and other similar rights of the Companies and applications for each of the foregoing. The Companies own, or have licensed through valid and enforceable licensing agreements, all right, title and interest in and to all such proprietary rights. No adverse claims have been made and no dispute has arisen with respect to any of said proprietary rights, and the operations of the Business and the use by the Companies of such proprietary rights do not involve infringement or claimed infringement of any patent, trademark, service mark, trade name, copyright, license or similar right.

4.25     Licensure. Each individual employed by or contracted with the Companies to perform professional services is duly licensed to provide such services and is otherwise in compliance with all applicable Laws relating to such professional licensure and otherwise meets the applicable qualifications to provide such professional services. Each individual now or formerly employed by or contracted with the Companies to provide professional services was duly licensed to provide such services during all applicable periods when such employee or independent contractor provided such services on behalf of the Companies. The Companies are in compliance with all applicable Laws relating to the corporate practice of the learned or licensed professions, and there are no claims, disputes, actions, suits, proceedings or investigations currently pending, filed, commenced or threatened against or affecting the Companies relating to such laws and precedents.

4.26     Books and Records. Except as set forth on Schedule 4.26 of the Disclosure Schedule, the books and records of the Companies are complete and correct, have been maintained in accordance with good business practices and accurately reflect the basis for the financial position and results of operations of the Companies set forth in the Financial Statements, All of such books and records, including true and complete copies of all written contracts, have been made available for inspection by Buyer and its representatives.

4.27     Real Property and Vehicles.

(a)         Schedule 4.27(a) of the Disclosure Schedule sets forth the address and description of each parcel of Owned Real Property as of the date of this Agreement and the name of the Person that owns such Owned Real Property. With respect to each parcel of Owned Real Property:

(i)            the Company or one of its Subsidiaries has good and marketable indefeasible fee simple title, free and clear of all Liens;

(ii)           except as set forth in Schedule 4.27(a)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and

(iii)          there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b)        A list and description of all real property leased to or by the Companies in connection with the Business or in which the Companies has any interest in connection with the Business, together with the name of the landlord and tenant under each such lease, is set forth in Schedule 4.27(b) of the Disclosure Schedule, including, without limitation, the Owned Real Property that will be transferred from the Company and leased back, as contemplated in accordance with the provisions of Section 2.8 (the “Leased Real Property”). All leases for Leased Real Property provide for rental terms that are consistent with fair market value and are the result of arm’s length bargaining. The Leased Real Property is held subject to written leases or other agreements which are valid and effective in accordance with their respective terms and there are no existing defaults or events of default, or events which with notice or lapse of time or both would constitute defaults thereunder on the part of the Companies. Seller and Owners have no Knowledge of any default or claimed or purported or alleged default or state of facts which, with notice or lapse of time or both, would constitute a default on the part of any other party in the performance of any obligation to be performed or paid by such other party under any lease.

(c)         Schedule 4.27(c) of the Disclosure Schedule sets forth the description of each Owned Vehicle as of the date of this Agreement and the name of the Person that owns such Owned Vehicle. With respect to each Owned Vehicle:

(i)            the Company or one of its Subsidiaries has good and marketable indefeasible fee simple title, free and clear of all Liens;

(ii)           except as set forth in Schedule 4.27(c)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Vehicle; and

(iii)          there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Vehicle.

4.28     The Facilities.

(a)         The buildings, appurtenances and fixtures comprising the Facilities are in good operating condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy the Business current normal business activities as conducted there.

(b)        The Facilities: (i) have physical access to public roads or access to public roads by means of a perpetual access easement, such access being sufficient to satisfy the current and reasonably anticipated transportation requirements of the Business as presently conducted at such parcel; and (ii) are served by all utilities in such quantity and quality as are sufficient to satisfy the current sales levels and business activities as conducted at such location.

(c)         The Companies have not received notice of any condemnation proceeding or special assessment with respect to any portion of the Facilities or any access thereto, and, to the Knowledge of Seller and Owners, no proceedings or special assessments are contemplated or pending by any governmental or regulatory authority.

4.29     Compensation. Set forth in Schedule 4.29(a) of the Disclosure Schedule is a list of all agreements between the Company and each person or entity employed by or independently contracting with the Company in connection with the Business and set forth in Schedule 4.29(b) of the Disclosure Schedule is a list of all employees of the Company and their respective positions, length of service, job categories, salaries, and accrued benefits. Except as set forth in Schedule 4.29(c) of the Disclosure Schedule, the Transactions will not result in any liability for severance pay to any employee or independent contractor of the Company. Except as set forth in Schedule 4.29(d) of the Disclosure Schedule, the Company has not informed any employee or independent contractor providing services to the Company that such person will receive any increase in compensation or benefits or any ownership interest in the Company as a result of the Transactions.

4.30     Employee Benefit Matters. Except as set forth on Schedule 4.30 of the Disclosure Schedule, the Companies are not party to a contract or any kind of Special arrangement with their employees, establishing special remuneration or bonuses, deferred compensation, right to retirement, pension, stock purchase, option, special indemnities, or any agreement of any nature whereby the Companies are bound to assume commitments other than those obligations established by Law or by the respective Collective Bargaining Labor Agreement.

4.31     Labor Relations. Except as set forth on Schedule 4.31 of the Disclosure Schedule, there have been no violations of any Laws with respect to the employment of individuals by, or the employment practices or work conditions of, the Companies, or the terms and conditions of employment, wages and hours. The Companies are not engaged in any unfair labor practice or other unlawful employment practice and there are no outstanding charges of unfair labor practices or other employee-related complaints pending or threatened against the Company or any of its Subsidiaries before any Governmental or Regulatory Authority. There is no strike, picketing, slowdown or work stoppage or organizational attempt pending or, to the Knowledge of Seller and Owners threatened against or involving the Business.

4.32     Financial Guaranties. Except as set forth on Schedule 4.32 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a financial guarantor or otherwise is liable for any liability or obligation (including indebtedness) of the Company or any other Subsidiary, as applicable, or of any other Person.

4.33     Absence of Undisclosed Liabilities. Neither Seller nor the Companies have any liabilities or other obligations of any nature arising out of or relating to the Business except: (a) liabilities or other obligations as and to the extent reserved against as set forth in the Financial Statements; (b) liabilities or other obligations incurred after the Interim Date in the ordinary course of business consistent with past practice; (c) liabilities or other obligations that may become payable pursuant to this Agreement; or (d) as otherwise disclosed herein.

4.34     True and Correct Representations and Warranties and Statements of Facts. No representation or warranty made by Seller or Owners in this Agreement or in any of the other Transaction Documents is false or inaccurate in any material respect, and no statement of fact made by Seller or Owners herein or therein contains any untrue statement of fact or omits to state any fact of which Seller or Owners are aware that is necessary in order to make the statement not misleading in any material respect.

5.         Representations and Warranties of Buyer. In order to induce Seller and Owners to enter into this Agreement and to consummate the Transactions, Buyer represents and warrants to Seller, Owners and the Company as of the date hereof:

5.1       Organization of Buyer. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

5.2       Authorization of Transaction. Buyer has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental or Regulatory Agency in order to consummate the Transactions. The execution, delivery, and performance of this Agreement and all other Transaction Documents hereby have been duly authorized by Buyer.

5.3       Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Law or Order to which Buyer is subject, or any provision of its charter, bylaws, or other governing documents, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets are subject.

5.4       Brokers’ Fees. Buyer has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

6.        Pre-Closing Covenants. Except as set forth in Schedule 6 of the Disclosure Schedule, during the period of time between June 30, 2008 and the Closing Date, Seller and Owners covenant and agree as follows:

6.1       Conduct of Business. Seller and Owners have caused each of the Company and its Subsidiaries to take any and all necessary action to conduct and operate the Business only in the usual and ordinary course, consistent with past practice. Without limiting the generality of the foregoing, Seller and Owners have caused or permitted the Company and each of its Subsidiaries to:

(a)         (i) preserve intact the present business organization and reputation of the Business, (ii) keep the Business and their respective properties substantially intact, including their present operations, physical facilities, assets, and working conditions, (iii) keep available (subject to dismissals, resignations and retirements in the ordinary course of business consistent with past practice or otherwise not within the Companies’ control) the services of the employees of the Business, (iv) maintain the goodwill of patients, suppliers, lenders, and other individuals or entities to whom the Companies provide services or with whom the Companies otherwise have significant business relationships in connection with the Business, and (v) continue all current sales, marketing and promotional activities relating to the Business;

(b)        except to the extent required by applicable Law, (i) cause the books and records of the Business to be maintained in the usual, regular and ordinary manner, such that the books and records accurately reflect the Company’s income, expenses, assets and liabilities, and (ii) not permit any material change in any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of the Company or any of its Subsidiaries that would adversely affect the Business or the assets; and

(c)         comply, in all material respects, with all Laws applicable to the Business and promptly following receipt thereof to give Buyer copies of any notice received from any Governmental or Regulatory Authority or other Person alleging any violation of any such Law or Order.

6.2       Maintenance of Insurance. Seller and Owners have caused the Company and each of its Subsidiaries to maintain, and not to change or modify in any respect, its or their present insurance, including, without limitation, the insurance coverage identified on Schedule 4.23 of the Disclosure Schedule.

6.3       Limitation on Salary Increases and Bonuses. Seller and Owners have ensured that the Companies do not increase the rate of compensation, bonuses, fringe benefits or perquisites payable or to become payable by any of the Companies to employees or agents, other than in the ordinary course of business and consistent with past practice.

6.4       Additional Restrictions. Except as otherwise provided in this Agreement, Seller and Owners have not caused or permitted Company and each of its Subsidiaries from:

(a)         declaring, setting aside, or paying any dividend or making any distribution with respect to its capital stock or other Equity Interests, or redeeming, purchasing, or otherwise acquiring any of its capital stock or other Equity Interests;

(b)        acquiring or disposing of any assets used or held for use in the conduct of the Business except in the ordinary course of business, or creating or incurring any Liens;

(c)         entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to any documents, instruments, agreements, contracts or commitments to which the Company or any of its Subsidiaries is a party or will become a party;

(d)        violating, breaching or defaulting under in any material respect, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a violation or breach of, or default under, any term or provision of any documents, instruments, agreements, contracts or commitments to which the Company or any of its Subsidiaries is a party;

(e)         incurring, purchasing, canceling, prepaying (other than in the ordinary course of business) or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right of the Company or any of its Subsidiaries, or any liabilities of or owing to the Company or any of its Subsidiaries in connection with the Business;

(f)         adopting, entering into or becoming bound by any Benefit Plan, employment-related contract or agreement or collective bargaining agreement with respect to the

Business or any of the employees of the Company related to the Business or such other employees or agents, or amending, modifying or terminating (partially or completely) any Benefit Plan, employment-related contract or agreement or collective bargaining agreement, except to the extent required by applicable law and, in the event compliance with legal requirements presents options, only to the extent that the option which the Company reasonably believes to be reasonable is chosen;

(g)        creating, incurring or assuming any Indebtedness outside the ordinary course of business consistent with past practice;

(h)        engaging in any transaction with respect to the Business, with any present or former officer, member, affiliate or associate of the Company or any its Subsidiaries, or any associate of any such officer or affiliate, either outside the ordinary course of business consistent with past practice or other than on an arm’s-length basis;

(i)          making any capital expenditures or commitments for additions to property, plant or equipment constituting capital assets on behalf of the Business; or

(j)          entering into any document, instrument, agreement, contract or commitment to do or engage in any of the foregoing.

6.5       Taxes, Charges and Salaries. Seller and Owners have ensured that the Company and each of its Subsidiaries causes to be paid when due (or within any extension of time permitted by applicable law) all outstanding Taxes, charges, salaries, costs, and expenses incurred by it in its business activities, unless contested in good faith with adequate reserves established therefor, including, without limitation, any outstanding stamp taxes.

6.6       Press Releases; Statements. Except for such disclosure to the Parties’ professional advisors as may be necessary or appropriate and such public or other disclosure as may be required by any Law to which a Party is subject or in order to defend litigation, the Parties agree to use all reasonable efforts to maintain in confidence the existence and terms of this Agreement and the Transactions and no Party shall issue any press release or public statement without the prior written consent of the other Parties.

7.        Conditions Precedent.

7.1       Obligations of Buyer. The obligations of Buyer to enter into and complete the transaction contemplated by this Agreement and each of the other Transaction Documents is subject to the fulfillment on the Closing Date of the following conditions, any one or more of which may be waived by Buyer in its sole discretion:

(a)         Representations and Warranties True as of Closing. Each of the representations and warranties of Seller and Owners contained in this Agreement shall have been true and correct in all material respects (without duplication of any materiality qualifications included in such representations and warranties for the purposes of this Section 7. l(a)).

(b)        Compliance with Agreement. Seller and Owners shall have performed and complied in all material respects with each of the agreements and covenants required by this Agreement to have been performed or complied with by it or them prior to or at the Closing.

(c)         Governmental Licenses, Permits and Approvals. Any and all Permits and approvals from any Governmental or Regulatory Agency required for Buyer and/or Seller to lawfully enter into this Agreement or consummate the Closing of the Transactions shall have been obtained by such Party.

(d)        Authority and Third Party Consents. Seller and Owners shall have obtained all consents and authorizations necessary to complete the Transactions. All consents, permits and approvals from parties to any Material Agreements which may be required in connection with the performance by Seller or Owners of its or their obligations under this Agreement and the other Transaction Documents, or to assure the continuance of such contracts or other agreements in full force and effect after the Closing Date (without any material breach by Seller or Owners and without giving any contracting party the right to terminate or modify) shall have been obtained by Seller or Owners, as applicable.

(e)         Litigation. No action, suit or proceeding shall have been instituted before any court or Governmental or Regulatory Agency or instituted or threatened by any Governmental or Regulatory Agency to restrain or prevent the carrying out of the Transactions or to seek damages in connection with such Transactions.

(f)         Documents Satisfactory. All proceedings to be taken and all documents to be executed and delivered by Seller and Owners in connection with the consummation of the Transactions shall be reasonably satisfactory as to form and substance to Buyer and its counsel.

(g)        Closing Deliverables. Buyer shall have received the closing deliverables to the received at Closing pursuant to Section 8.2 hereof.

7.2       Obligations of Seller and Owners. The obligations of Seller and Owners to enter into and complete the Transactions is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Seller and Owners in its or their sole discretion:

(a)         Representations and Warranties True as of Closing. Each of the representations and warranties of Buyer contained in this Agreement shall have been true and correct in all material respects (without duplicating any materiality qualifications included in such representations and warranties for the purposes of this Section 7.2(a)).

(b)        Compliance with this Agreement. Buyer shall have performed and complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)         Closing Deliverables. Seller shall have received the closing deliverables to the received at Closing pursuant to Section 8.1 hereof.

8.        Delivery of Documents.

8.1      Delivery of Buyer’s Documents. At the Closing, Buyer shall deliver to Seller the following documents, any of which may be waived by Seller in their sole discretion:

(a)        a counterpart to the Operating Agreement, substantially in the form attached hereto as Exhibit 8.1(a) duly executed by Buyer; and

(b)        all such other documents, instruments and agreements deemed reasonably necessary by Seller or its counsel to effect the Transactions contemplated hereunder.

8.2      Seller and Owners’ Closing Deliveries. At the Closing, Seller and Owners shall deliver to Buyer the following documents, any of which may be waived by Buyer in its discretion:

(a)        Certificate of Existence for Seller and the Company, as issued by the appropriate Governmental or Regulatory Agency for each such entity;

(b)        certified copies of the written authorization of Seller authorizing the execution and delivery of this Agreement and all other Transaction Documents by officers of Seller and the performance of Seller of its respective obligations hereunder and thereunder in accordance with the terms of this Agreement and a certificate of Seller dated as of the Closing Date confirming that such written authorization remains in full force and effect as of such date and confirming the authority of the individuals signing the Transaction Documents on behalf of Seller, together with the true signatures of such individuals;

(c)         a certification issued by the Company’s officer acknowledging the transfer of the Purchased Interest to Buyer;

(d)        a counterpart to the Operating Agreement, duly executed by each Seller;

(e)         copies of “Shared Use Agreements” in form reasonably acceptable to Buyer for each location where the Company or any of its Subsidiaries shares use of a radiation therapy facility with a competitor, duly executed by all parties thereto;

(f)         an Employment Agreement, between Vidt Centro Médico S.A. and Alex, substantially in the form annexed hereto as Exhibit 8.2(f), duly executed by all parties thereto;

(g)         a certification issued by Clinica de Radioterapia La Asunción S.A.’s president acknowledging the transfer of the Equity Interest in Clínica de Radioterapia La Asunción S.A. to Buyer, the issuance of the pertinent share certificates and the registration of the transfer in the corporate books; and

(h)        legal opinions from Seller’s counsel regarding the Companies, substantially in the form annexed hereto as Exhibit 8.2(h).

9.        Indemnification.

9.1      Indemnification of Buyer. Seller and Owners, jointly and severally, agree, to indemnify and hold harmless Buyer and its officers, directors, shareholders, employees, agents, representatives, and Affiliates (the “Buyer Indemnitees”) from and against all claims, suits, obligations, liabilities, damages and expenses, including, without limitation, reasonable attorneys’ fees incurred by the Buyer Indemnitees incurred in attempting to enforce this indemnity (“Losses”), based upon, arising out of or resulting from:

(a)        any breach of any of the representations, warranties, covenants or agreements made by Seller contained in this Agreement;

(b)        any and all claims of any third party for alleged liabilities or obligations of the Company or any of its Subsidiaries as they relate to the Business related to or occurring during the period prior to the Closing; and

(c)         any and all claims of any third party, including without limitation, any former and present interest holder in Seller, the Company or any Subsidiary, related to the distribution of all or any portion of the Provisional Purchase Price.

9.2      Indemnification of Seller. Buyer hereby agrees to indemnify and hold harmless Seller and its officers, shareholders, employees, agents, representatives, and Affiliates, as applicable (the “Seller Indemnitees”) from and against all Losses based upon, arising out of or resulting from any breach of Buyer’s representations, warranties, covenants or agreements contained in this Agreement.

9.3      Notice and Opportunity to Defend. If any Party (the “Indemnitee”) receives notice of any claim or the commencement of any action or proceeding with respect to which any other Party is obligated to provide indemnification (the “Indemnifying Party”) pursuant to Section 9.1 or 9.2, the Indemnitee shall promptly, (and in any event within five (5) Business Days after receiving notice of the claim) give the Indemnifying Party notice thereof; provided, however, that the failure to deliver such notice shall not be a condition precedent to any liability of the Indemnifying Party under the provisions for indemnification contained in this Agreement except to the extent the failure to deliver such notice prejudices the Indemnifying Party’s ability to defend such proceeding. The Indemnifying Party may compromise and defend, at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any such matter involving the asserted liability of the Indemnitee. In any event, the Indemnitee, the Indemnifying Party and the Indemnifying Party’s counsel shall cooperate in the compromise of, or defense against, any such asserted liability; provided, however, that Indemnitee shall not compromise or settle any such matter without Indemnifying Party’s prior written consent. The Indemnitee, at its own expense, can choose to have its counsel participate in the defense of such asserted liability; provided, however, the Indemnifying Party’s counsel shall control such defense. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate to such defense.

9.4      Payment. The Indemnifying Party shall pay the Indemnitee the amount of established claims for indemnification within thirty (30) days after the establishment thereof (the “Due Date”). Any amounts not paid by the Indemnifying Party when due under this Section 9.4 shall bear interest from the Due Date thereof until the date paid at a rate equal to three (3) points above the interest announced from time to time by Citibank, N.A. as its prime or base rate of interest.

9.5      Indemnification Rights. The right of any Party to indemnification, reimbursement or other remedy based upon the representations, warranties, covenants and obligations contained herein shall not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation, including without limitation — by any report that may have been received by Buyer from Seller or resulting from Buyer’s due diligence procedures conducted with respect to the Companies.

10.      Non-Compete and Non-Solicitation.

10.1    For so long as an Owner is an Equity Interest holder in the Company or any of its Subsidiaries, and for a period of five (5) years following the date on which an Owner is no longer an Equity Interest holder in the Company or any of its Subsidiaries, Owners agree that neither of them shall, nor shall either or them permit any Person, directly or indirectly (alone or together with others) controlling, controlled by, Affiliated with or related to Owner tos directly or indirectly (including through ownership, management, operation, or control of any other Person, or participation in the ownership, management, operation or control of any other Person, or by being connected with or having any interest in, as a stockholder, agent, consultant or partner, any other Person):

(a)        engage in the ownership, operation, control, or management of radiation oncology facilities, or otherwise engage in the provision of radiation oncology services (whether as a separate business or in conjunction with any business or practice), in any manner that is competitive with the Company or any of its Subsidiaries (a “Competing Business”) within Latin America (except Puerto Rico) (the “Service Area”);

(b)        have any interest, whether as owner, stockholder, member, partner, director, officer, consultant or otherwise, in any Competing Business in the Service Area; provided, however, that the foregoing restriction shall not prevent any Owner from owning stock in any Competing Business listed on a national securities exchange or traded in the over-the-counter market; provided that such Owner does not own more than an aggregate of one percent (1%) of the stock of such entity; or

(c)         directly or indirectly employ or retain or attempt to employ or retain or knowingly arrange or solicit to have any other Person employ or retain, any employee, consultant or any Person who heretofore (during the eighteen (18) month period ending on the Closing Date) has been employed or retained by the Company or any Subsidiary in connection with any aspect of the Business.

10.2    Owners acknowledge that the restrictive covenants contained herein have unique value to Buyer, the breach of which cannot be adequately compensated in an action of law. Owners further agree that, in the event of the breach of the restrictive covenants contained herein, Buyer shall be entitled to obtain appropriate equitable relief, including, without limitation, a permanent injunction or similar court order enjoining any Owner from violating any of such provisions, and that pending the hearing and the decision on the application for permanent equitable relief, Buyer shall be entitled to a temporary restraining order and a preliminary injunction. The prevailing Party shall be entitled to reimbursement from the other Party of its reasonable costs and expenses (including attorneys’ fees and disbursements) of, or related to, such action or proceeding. No such remedy shall be construed to be the exclusive remedy of Buyer and any and all such remedies shall be held and construed to be cumulative and not exclusive of any rights or remedies, whether at law or in equity, otherwise available under the terms of this Agreement, at common law, or under federal, state or local statutes, rules and regulations.

10.3    If any court of competent jurisdiction shall deem any of the restrictive covenants contained in this Section 10, or portion of any such covenants, too extensive or unenforceable, the other provisions of this Section 10 shall nevertheless stand and remain enforceable according to their terms. In such circumstance, the Parties expressly authorize the court to modify such covenants or offending portion thereof, so that the restrictions, limitations and scope of the restrictive covenants extend for the longest period, comprise the largest territory and are enforceable to the maximum permissible extent by law under the circumstances.

10.4    The provisions of this Section 10 shall survive the execution and delivery of this Agreement.

11.      Disclosure of Information.

11.1    Confidential Information. Each of the Parties hereto recognizes and acknowledges that (a) the Transaction (including the terms and existence of this Agreement and the other Transaction Documents) are highly confidential matters and (b) during the course of negotiations in connection with the transaction contemplated hereby each Party will grant access to, certain plans, systems, methods, designs, procedures, books and records relating to operations, personnel and practices, as well as records, documents and information concerning business activities, practices, procedures and other confidential information of the other Party (all of the foregoing, collectively, the “Confidential Information”), all of which constitute and will constitute valuable, special and unique assets of such Party’s business. Each Party hereto shall treat Confidential Information as confidential, shall make all reasonable efforts to preserve its confidentiality, and shall not duplicate or disclose such Confidential Information, except in connection with the transaction contemplated hereby to advisors, attorneys, accountants, bankers, investment bankers, consultants and affiliates (the foregoing parties being referred to herein as “Designated Representatives”) as Buyer, Seller, and Owners in their reasonable discretion, shall deem necessary and which Designated Representatives shall agree to be bound by an obligation of confidentiality at least as restrictive as set forth herein. Except for such disclosure to Designated Representatives as may be necessary or appropriate and such public or other disclosures as may be required by court order or any state or federal law or regulation to which a Party is subject or in order to defend litigation (in which case the disclosing Party shall provide the other Party with notice and a copy of the required disclosure a reasonable period of time in advance of such disclosure), the Parties agree to use all reasonable efforts to maintain in confidence the existence and terms of this Agreement and the Transaction and no Party shall issue any press release or public statement without the prior written consent of all other Parties.

11.2    Injunctive Relief. The Parties hereto acknowledge that the restrictions contained in Section 11.1, in view of the nature of the business in which the other Parties are engaged, are reasonable and necessary in order to protect the respective legitimate interests of such other Parties, and that any material violation thereof could result in irreparable injuries to such other Party. Each therefore acknowledges that, in the event of a breach or threatened breach of the provisions of this Section 11, the other Party shall be entitled to obtain from any court of competent jurisdiction, preliminary and permanent injunctive relief restraining the breaching Party from disclosing any such records, documents or information to any person, firm, corporation, association or other entity whatsoever or from using any thereof in any manner whatsoever.

11.3    Other Remedies. Nothing contained in this Section 10 shall be construed as prohibiting any Party hereto from pursuing any other remedies available to it for any such breach or threatened breach, including the recovery of damages.

11.4    Survival. The provisions of this Section 11 shall survive the execution and delivery of this Agreement.

12.      Survival.

12.1    The Parties agree that the representations and warranties of Seller, Owners Company and Buyer contained in this Agreement shall survive the Closing and continue in full force for the applicable statute of limitations period governing the respective matters set forth therein.

12.2    Except as otherwise expressly set forth herein, each of the covenants set forth in this Agreement and the indemnification obligations of the Parties set forth in this Agreement shall survive the Closing for the applicable statute of limitations period governing the respective matters set forth therein.

13.      Further Assurances.

13.1    Each of the Parties hereto shall, at the request of the other Party, furnish, execute and deliver such documents, instruments, certificates, notices and further assurances as counsel for the requesting Party shall reasonably deem necessary or desirable to effect complete consummation of this Agreement and the consummation of each of the Transaction Documents and to carry out the Transactions, or in connection with the preparation and filing of reports required or requested by any Governmental or Regulatory Authority.

13.2    At either Party’s request and upon reasonable notice, the other Party shall provide the requesting Party with access to all books and records related to the Business for purposes of review by any Governmental or Regulatory Authority having jurisdiction over Buyer, Seller or Owners.

14.      Miscellaneous.

14.1    Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, sent by certified mail, postage prepaid, return receipt requested or by a nationally recognized overnight courier, and shall be deemed given when so delivered personally or by facsimile, or if mailed, five (5) days after the date of mailing as follows:

If to Seller or	Lisdey S.A.
Owners:	Reconquista 517 - Piso 7°
Montevideo - Uruguay Attention: Alejandro Dosoretz

With a copy to:	Estudio Chehtman & Asociados
Carlos Pellegrini 961 - Piso 4° (1009) Buenos Aires -Argentina Attention: Eduardo Chehtman Tel: (5411) 4328-6900 Fax: (5411) 4328-9677 E-Mail: echehtman@chehtmanlaw.com.ar

If to Buyer to:	Radiation Therapy Services International, Inc.
2234 Colonial Boulevard Fort Myers, Florida 33907 Attention: Daniel E. Dosoretz, M.D. President and Chief Executive Officer

-and-

Radiation Therapy Services, Inc.
111 Great Neck Road
Great Neck, New York 11021
Attention: Norton L. Travis, Esq.
Executive Vice President and General Counsel

With a copy to:	Garfunkel, Wild & Travis, P.C.
111 Great Neck Road Great Neck, New York 11021 Attention: Raymond P. Mulry, Esq. Tel: (516) 393-2202 Fax: (516) 466-5964 E-Mail: rmulry@gwtlaw.com

and with a copy to:	Brons & Salas
Maipú 1210 - Piso 5°
(1006) Buenos Aires -Argentina
Attention: Eduardo E. Represas

Tel: (5411) 4891-2700 Fax: (5411) 4311-7025 E-Mail: erepresas@brons.com.ar

14.2    Entire Agreement. This Agreement and each of the Transaction Documents (including the Exhibits and Schedules hereto and thereto) contains the entire agreement among the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, written or oral, with respect thereto.

14.3    Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any Party may otherwise have at law or in equity.

14.4    Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida without regard to its conflicts of law principles.

14.5    Savings Clause. If any provision of this Agreement, or the application of any provision hereof to any person or circumstances, is held to be legally invalid, inoperative or unenforceable, then the remainder of this Agreement shall not be affected unless the invalid provision substantially impairs the benefit of the remaining portions of this Agreement to all of the Parties.

14.6    Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; and (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; and (d) the term “Section” refers to the specified Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

14.7    Applicable Currency. All references in this Agreement to “$” or “dollars” shall mean U.S. dollars.

14.8    Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated hereby as a part of this Agreement as fully as if set forth in full herein.

14.9    Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

14.10 Expenses. Each Party shall bear its own expenses arising out of the negotiation and execution of the Transaction Documents and the consummation of the Transactions, including, without limitation, any and all filing fees, legal, accounting advisory and other professional fees and expenses incurred by such Patty in connection therewith.

14.11 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by (a) Seller without the prior written consent of Buyer, or (b) Buyer without the prior written consent of Seller; provided, however, that Buyer shall have the right, without the consent of Seller, to assign all or any portion of its rights, duties and obligations under this Agreement and under any Transaction Document to any Affiliate of Buyer.

14.12 Reproductions. This Agreement and all Transaction Documents in the possession of any Party which relate hereto or thereto may be reproduced by such Party, and any such reproduction shall be admissible in evidence, with the same effect as the original itself, in any judicial or other administrative proceeding, whether the original is in existence or not. No Party will object to the admission in evidence of any such reproduction, unless the objecting Party reasonably believes that the reproduction does not accurately reflect the contents of the original and objects on that basis

14.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single instrument. Delivery of a copy of a Transaction Document bearing an original signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf’) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

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IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement as of the date first above written.

RADIATION THERAPY SERVICES INTERNATIONAL, INC.

By:	/s/ David N. T. Watson
Name: David N. T. Watson
Title: Vice President

LISDEY S.A.

By:	/s/ Alejandro B. Dosoretz
Name: Alejandro B. Dosoretz
Title: Attorney in fact 12/17/08

/s/ Alejandro B. Dosoretz
Alejandro B. Dosoretz 12/17/08

/s/ Bernardo Dosoretz
Bernardo Dosoretz 12/17/08

/s/ Claudia Dosoretz
Claudia Elena Kaplan Browntein de Dosoretz 12/17/2008

/s/ Zulema Zina Levin de Dosoretz
Zulema Zina Levin de Dosoretz 12/17/2008

MEDICAL DEVELOPERS LLC

By:	/s/ Alejandro P. Joya
Name: Alejandro P. Joya
Title: Manager Director 17/12/2008